  Exhibit 99.1

High Tide Reports Second Fiscal Quarter 2025 Financial Results

 The Company Generates $4.9 Million in Free Cash Flow

Daily Same Store Sales Across the Canna Cabana Network Increased by 6.2% Year Over Year

The Company Discloses That it is in Exclusive Discussions Related to a Transaction with a Leading German Medical Cannabis Importer and Wholesaler

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

  The Company Now Operates 200 Canna Cabana Locations Across Canada and Continues to be the Largest Cannabis Retail Brand in the Country
  During February and March 2025, Canna Cabana Held a 12% Share of the Cannabis Retail Market Across the Five Provinces in Which the Company Has a Presence, Up From 11% in the Previous Year1
  High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars.2 Trailing Revenue Has Now Surpassed $550 Million
  The Company Has Reached 1.9 Million Members in its Cabana Club in Canada, with ELITE Memberships Having Recently Surpassed 97,000—the Fastest Pace of Onboarding Paid Members Since Inception

CALGARY, AB, June 16, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the second fiscal quarter of 2025 ended April 30, 2025, the highlights of which are included in this news release. The full set of unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2025 and 2024 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

____________________________________
[1] Based on publicly available store count data for February 2025 and March 2025 in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[2] Based on reporting by New Cannabis Ventures as of May 30, 2025. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

"I'm incredibly proud of the continued momentum we are seeing in our core bricks-and-mortar business, which once again led the pack in retail market share, same-store sales growth, and free cash flow generation—even in a seasonally slower quarter with three fewer days. Our success is a testament to the strength of our loyalty-focused retail model, which is unmatched in the cannabis industry," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our team's laser-focus and relentless execution has allowed us to cross the 200-store milestone, achieved almost entirely through the use of our internally generated cash flows over the last two years. Meanwhile, our Cabana Club and ELITE memberships continue to exceed expectations, reinforcing a loyalty loop that is unique to our company. At a time when many competitors are shrinking or exiting the market, High Tide is only growing stronger. Our differentiated approach continues to attract both customers and industry attention—including from at least one direct competitor that has chosen to invest in our company."

"Building on this strong foundation, we're now advancing exclusive negotiations for a strategic entry into the German medical cannabis market—marking a major step forward in our global ambitions. I look forward to sharing more on this transformational opportunity in the near term. I've never been more excited about what lies ahead," added Mr. Grover.

GERMANY UPDATE

The Company announces that it has been engaged in ongoing and exclusive discussions regarding a transaction with a leading German medical cannabis importer and wholesaler. Due diligence on this transaction is in its final stages.

The Company also submitted a model project proposal to the German Federal Office for Agriculture and Food (BLE) in response to a December 2024 ordinance signed by the German Agriculture Minister related to the study of commercial cannabis use by adults.

CANNABIS BRANDS WHITE LABEL UPDATE

The Company notes that it currently sells 67 cannabis and accessory SKUs across both of its flagship Queen of Bud and Cabana Cannabis Co. brands, with additional exciting product offerings being worked on and expected to launch this summer. Below is a breakdown of the current Queen of Bud and Cabana Cannabis Co. inventory available in the Company's store network.

Queen of Bud and Cabana Cannabis Co.
SKUs Available in Canna Cabana Stores

Brand	Product	SKUs	Last 12 Months Sales
Queen of Bud[3]	Cannabis	12	$1,377,013.00
	Accessories	24	$569,782.00
Cabana Cannabis Co.	Cannabis	7	$2,300,804.00
	Accessories	24	$1,052,660.00
	Total	67	$5,300,259.00

________________________________
[3] Sales for Queen of Bud branded cannabis and accessories commenced in September of 2024

2025 Second Fiscal Quarter – Financial Highlights:

  Revenue was $137.8 million for the three months ended April 30, 2025, compared to $124.3 million during the same period last year, an increase of 11% year over year, and 12% when accounting for the one fewer day in this fiscal quarter, representing the fastest growth rate in six quarters. Revenue was down 3% sequentially during the three months ended April 30, 2025, given this quarter has three fewer days. The Company notes that its core bricks-and-mortar segment revenue increased by 16% year over year.
  Gross profit was $35.5 million for the three months ended April 30, 2025, which was consistent year over year. Gross profit was also consistent sequentially, despite the quarter having three fewer days.
  Gross profit margin was 26% for the three months ended April 30, 2025, which compared to 28% year over year as the Company took its Cabana Club loyalty program global across its e-commerce platforms. Gross profit margin improved from 25% sequentially, as the margins in the Company's core bricks-and-mortar segment, which generates 97% of its revenue, increased by 1% sequentially.
  Adjusted EBITDA was $8.1 million in the three months ended April 30, 2025, representing the 21st consecutive positive quarter, and compared to $10.0 million during the previous year. Sequentially, Adjusted EBITDA increased by 14% despite this being a seasonally slower quarter with three fewer days.
  The Company generated $4.9 million of free cash flow in the second fiscal quarter. While this was less than the record level of $9.4 million generated in the same quarter last year, it marked a strong improvement from the $(1.9) million generated sequentially. As stated by the Company previously, the quantum of free cash flow generated can vary significantly in any given quarter.
  General and administration expenses represented 4.2% of revenue in the three months ended April 30, 2025, which represented improvements compared to 4.5% during the previous year, and 4.6% sequentially.
  Salaries, wages, and benefits represented 12.7% of revenue in the three months ended April 30, 2025, which compared to 12.4% in the previous year and 12.3% sequentially.
  Income from operations was $0.9 million for the three months ended April 30, 2025, marking a significant improvement from $0.1 million sequentially. During the second fiscal quarter, the Company generated a net loss of $2.8 million, which compared to net income of $0.2 million in the prior year and a net loss of $2.7 million sequentially.
  Cabanalytics Business Data and Insights platform, advertising revenue, and other revenue, which includes management fees, interest income, and rental income, was $11.3 million for the three months ended April 30, 2025—an all time-record—compared to $9.0 million in the same period last year, representing an increase of 26% year over year and up marginally sequentially.
  Cash and cash equivalents as at April 30, 2025 totaled $34.7 million, compared to $34.5 million a year ago, and was up 4% sequentially.

2025 Second Fiscal Quarter – Retail Highlights:

  Canna Cabana remains the largest cannabis retail brand in the country with 200 stores across Canada.
  Average Canna Cabana store generated 2.3x revenue versus peers.4
  Daily same-store sales were up 6.2% year over year, the fastest growth rate in five quarters.
  Since the launch of its discount club model in October 2021 to March 2025, same store sales at Canna Cabana are up 132% while the average operator has experienced a 10% decline.5
  Canna Cabana reached a 12% market share, up from 11% in the previous year.6
  Canadian Cabana Club membership has surpassed 1.9 million, an increase of 33% year over year and 8% sequentially. The Company has also exceeded 97,000 ELITE members in Canada, an increase of 120% year over year and 20% sequentially—once again setting a new record in the pace of onboarding ELITE members.
  Global Cabana Club membership has surpassed 5.87 million. This includes 104,700 ELITE members, which grew by 22% sequentially.
  The Company reported approximately $6.8 million in retail sales during April 17, 2025, through April 20, 2025 ("'4/20' Long Weekend"). The Company also completed its largest ever 4/20 customer appreciation giveaway, with $100,000 having been awarded to an ELITE member from Winnipeg, Manitoba.
  Canna Cabana had a shrink rate of just 0.3% during the three months ended April 30, 2025.
  Annualized retail sales per square foot were $1,648 across the Canna Cabana store network during the second fiscal quarter of 2025. Adjusting for the fewer days, retail sales per square foot were only down 2% sequentially, in what is traditionally a seasonally slower quarter. This was higher than best-in-class retailers like Wal-Mart, Target, and Canadian Tire.7
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[4] For the month of March 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[5] Calculated by chaining monthly data, and based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[6] For the months of February and March 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[7] Data sourced from most recent public filings of the mentioned retailers

Second Fiscal Quarter 2025 – Operational Highlights (February 1, 2025 – April 30, 2025):

  The Company opened four new Canna Cabana locations in Ontario—Hamilton, Cambridge, Collingwood, and Kitchener. Additionally, the Company opened a Canna Cabana location in Alberta, located in the town of Cochrane.
  The Company was recognized as a Top 50 company by the TSX Venture Exchange for the second consecutive year.

Subsequent Events (May 1, 2025 - Present):

  The Company opened four new Canna Cabana locations across Ontario and Alberta—Brantford, Cornwall, Calgary, and Sherwood Park. These openings bring High Tide's total store count to 200 Canna Cabana locations across Canada.
Province	Store Count
British Columbia	8
Alberta	87
Saskatchewan	12
Manitoba	11
Ontario	82
Total	200
  At an annual general and special meeting of shareholders, each of the Company's five nominees proposed by management was elected as a director of the Company.

Selected financial information for the second quarter ended April 30, 2025:
(Expressed in thousands of Canadian Dollars)

	Three months ended April 30			Six Months Ended April 30
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Free cash flow(i)	4,896	9,383	(48) %	2,996	12,991	(77) %
Net cash provided by operating activities	8,255	12,808	(36) %	8,938	19,681	(55) %
Revenue	137,804	124,259	11%	280,265	252,327	11%
Gross profit	35,471	35,299	— %	70,911	71,293	(1) %
Gross profit margin(ii)	26%	28%	(2) %	25%	28%	(3) %
Total expenses	(34,539)	(33,312)	4%	(69,912)	(66,514)	5%
Total expenses as a % of revenue	25%	27%	(2) %	25%	26%	(1) %
Income from operations	932	1,987	(53) %	999	4,779	(79) %
Adjusted EBITDA(iii)	8,062	10,041	(20) %	15,151	20,476	(26) %
Adjusted EBITDA as a percentage of revenue(iv)	6%	8%	(2) %	5%	8%	(3) %
Net income (loss)	(2,836)	171		(5,525)	166
Basic and diluted income (loss) per share	(0.04)	$—		(0.07)	-
(i) The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
(ii) Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii) Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found in the chart below.
(iv) Adjusted EBITDA as a percentage of revenue - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net (loss) Income	(2,836)	(2,689)	(4,802)	825	171	(5)	(31,805)	(3,717)
Income/deferred tax recovery (expense)	46	38	(153)	671	(878)	(233)	(4,571)	204
Accretion and interest	1,950	2,101	2,308	1,681	1,712	1,743	1,632	1,931
Depreciation and amortization	5,880	5,847	5,362	5,678	7,505	6,848	8,583	8,493
EBITDA(i)	5,040	5,297	2,715	8,855	8,510	8,353	(26,161)	6,911
Foreign exchange loss (gain)	114	(13)	5	19	(5)	5	(152)	31
Transaction and acquisition costs	1,616	630	773	12	1,314	515	691	801
Loss (gain) revaluation of put option liability	-	-	(88)	(159)	(110)	(300)	544	73
Other loss (gain)	42	-	11	(6)	337	-	37	18
Loss (gain) on extinguishment of debenture	-	-	(885)	-	-	-	-	-
Impairment loss	-	-	4,964	-	-	-	34,265	-
Share-based compensation	1,250	1,175	750	881	549	795	(284)	2,350
Loss (gain) on revaluation of marketable securities	-	-	-	12	-	77	(13)	-
Loss (gain) on revaluation of debenture	-	-	-	-	(240)	755	(505)	-
Loss (gain) on extinguishment of financial liability	-	-	-	-	(314)	235	(60)	-
Adjusted EBITDA(i)	8,062	7,089	8,245	9,614	10,041	10,435	8,362	10,184
(i) EBITDA and Adjusted EBITDA are non-IFRS financial measures.

	2025		2024				2023
	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Cash flow from operating activities	4,686	4,644	6,179	8,928	8,032	9,363	7,207	8,395
Changes in non-cash working capital	3,569	(3,961)	3,473	(2,715)	4,777	(2,490)	2,430	(850)
Net cash provided by operating activities	8,255	683	9,652	6,213	12,808	6,873	9,637	7,545
Sustaining capex(i)	(692)	(361)	(533)	(279)	(528)	(511)	(1,080)	(705)
Lease liability payments	(2,667)	(2,222)	(3,211)	(2,842)	(2,898)	(2,754)	(2,870)	(2,789)
Free cash flow(ii)	4,896	(1,900)	5,908	3,092	9,382	3,608	5,687	4,051
(i) Sustaining capex is a non-IFRS measure
(ii) Free cash flow is a non-IFRS measure

OUTLOOK

High Tide's wholly owned subsidiary, Canna Cabana, is the largest cannabis retail brand in Canada with 200 current operating locations. The Company reiterates its previously stated objective to add 20-30 locations during calendar 2025, and its long-term goal to exceed 300 locations across Canada.

The Company's Cabana Club and ELITE loyalty programs continue to expand at a rapid pace across Canada. Cabana Club membership has now reached 1.9 million members in Canada, which is up 33% in the past year. Over the long term the Company anticipates exceeding 2.5 million Cabana Club members in Canada. Globally, the Company has now surpassed 5.87 million Cabana Club members. ELITE, the paid membership tier, continues to break quarterly and annual growth records and now exceeds 97,000 members in Canada and 104,000 worldwide, with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

Following the successful launch of its innovative discount club model in its core bricks-and-mortar business, in late 2024, the Company expanded Cabana Club across all its global e-commerce businesses, offering disruptive three-tier pricing. While the Company is currently behind its original revenue expectations, this line item represents an immaterial share of consolidated revenue of just 3%. The Company remains committed to its communicated 12-month plan to bolster its e-commerce platforms, which are strategically positioned to take advantage of further federal reforms in the U.S. and elsewhere.

As stated by the Company previously, the quantum of free cash flow generated can vary significantly in any given quarter, however, it anticipates remaining free cash flow positive for the fiscal year, and notes that free cash flow for the first half of fiscal 2025 was positive.

The Company continues to expand white label product offerings in its Queen of Bud and Cabana Cannabis Co. brands, with 67 cannabis and accessory SKUs now available across the Canna Cabana store network. The Company is currently working on exciting new white label product offerings that are expected to launch this summer.

The Company's balance sheet remains healthy with total debt of $25.4 million as of today, representing just 0.8x Adjusted EBITDA generated during the past 12 months, and with no maturities for over two years. As a result, the Company believes it can continue to fund future store growth with cash generated from existing locations.

The Company is in exclusive discussions regarding a transaction with a leading German medical cannabis importer and wholesaler. While there is no guarantee of a successful closing, the Company is working towards completing this transaction in the near term. With half of all German medical cannabis imports still coming from Canada, the Company believes that it is well-positioned to leverage its procurement expertise, based on over $1.7 billion in Canadian cannabis sales, to become a significant supplier of medical cannabis into Germany and potentially other European jurisdictions.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) tomorrow, Tuesday, June 17, 2025.

https://app.webinar.net/ZRk2dWjg0zV

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's ATM Program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV, the Company announces that, during the six months ended April 30, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52.  The Company has not issued any shares under the ATM Program during the three months ended April 30, 2025, or from May 1, 2025, to today.

Pursuant to an Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during six months ended April 30, 2025.

The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 200 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate positive free cash flow and remain free cash flow positive for the fiscal year; free cash flow allowing the Company to finance its growth with internal cash flows; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; the Company's ability to enter the German market and other emerging legal cannabis jurisdictions; the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to add 20-30 stores this calendar year and reach its goals of 300 stores nationwide, and 2.5 million Cabana Club members in Canada; the closing of announced acquisitions; the ability of the Company to develop and launch innovative cannabis and consumption accessory offerings; whether the discussions with a leading German medical cannabis importer and wholesaler will result in a transaction and whether this deal will close in the near term; whether the Company can leverage its procurement experience to become a significant supplier of medical cannabis in Germany and other European jurisdictions; the ability of the company to launch new white-label products this summer; whether the model proposal submitted to the German Federal Office for Agriculture and Food will allow the company to set up adult use dispensaries; the EBITDA and revenue expectations for the Company's global Cabana Club expansion; the Company's commitment to stabilizing its e-commerce platforms; and the ability of the Company to capitalize on further federal reforms in the U.S. and elsewhere.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2025/16/c1928.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 16:00e 16-JUN-25